

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2021

Daniel Hodges
Chief Executive Officer
COMSovereign Holding Corp.
5000 Quorum Drive, Suite 400
Dallas, TX 75254

> **Re: COMSovereign Holding Corp.**
> **Registration Statement on Form S-1**
> **Filed June 14, 2021**
> **File No. 333-257073**

Dear Mr. Hodges:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Charles Eastman at (202) 551-3794 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing